03045283

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NQL Drilling Tools, Inc.

*CURRENT ADDRESS 1507 - 4th Street
Nisku, Alberta
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 2052 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/16/03


DOUBLE GAP

NQL DRILLING TOOLS inc.

ANNUAL REPORT 2002

Effectively Managing Our Growth

The Complete Down
from the

MISSION STATEMENT

NQL Drilling Tools Inc. is committed to supplying high-quality, technically advanced downhole drilling tools and services to its clients worldwide. We support our commitment through our R&D efforts targeted to customer needs and concerns, stringent quality assurance programs and timely response to customer requests.

Please Note: Any reference to NQL throughout this Annual Report also includes any of NQL Drilling Tools Inc.'s subsidiaries and divisions.

Black Max, BlackStar, Beaver, Stingray, Ray-Son, Rig Rattler, Best Hitter, CROBAR and Windowmaker are registered trademarks of NQL Drilling Tools Inc.

TABLE OF CONTENTS

CORPORATE VALUES

Customer Focus
NQL builds long-term relationships by listening to our clients, gaining understanding of their business needs and working with them to provide products and services that meet or exceed those requirements.

Integrity
Respect and integrity are fundamental to NQL's actions and relationships with employees, customers and suppliers.

Adaptability
NQL will continue to create new opportunities to achieve corporate and personal success by being flexible and adapting to the evolving needs of the environment in which it operates.

Employees
NQL's success is created by employees. NQL supports and encourages each employee's personal development to its fullest potential and capability.

Family
NQL appreciates and recognizes that strong and supportive families allow employees to be focused and committed.

Day-to-Day Commitment
NQL's daily operations and critical business decisions reflect these Corporate Values, and are focused on satisfying customers and successful execution of long-term growth strategies.

hole Solution
grassroots to the pay zone

NQL
DRILLING TOOLS inc.

CORPORATE PROFILE

NQL Drilling Tools Inc. is an established, international oilfield products and services company headquartered in Alberta, Canada. Through its various operating divisions, NQL designs, manufactures and supplies a wide range of downhole tools and services for the oil and gas, environmental and utility industries worldwide.

Our success and steady year-over-year growth is a credit to our innovative people and technology. Growth is achieved through internal expansion and from acquisition of complementary businesses. NQL operates as three divisions encompassing a number of subsidiaries and a variety of products.

The Downhole Tools division is headlined by Black Max drilling motors, BlackStar EM MWD (Electromagnetic Measurement While Drilling) wireless guidance systems, Beaver whipstocks and mills, drilling jars and shock subs. As well, with its recent acquisition of Diamond Products International (DPI), the Downhole Tools division now includes DPI's selection of PDC bits.

Black Max is a world leader in manufacturing and supplying mud motors. With more than 20 different bearing assembly sizes and over 90 configurations in its product line, Black Max provides the largest selection of downhole motors in the industry.

Under the CanFish Services Inc. banner, the Oilfield Services division provides specialized downhole fishing tools, wireline and pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. This division also supplies tong and casing services through NQL's Venezuelan and Mexican subsidiaries.

The Manufacturing division provides in-house machining and manufacturing of parts for NQL and other third parties out of its Nisku, Alberta, and Santa Cruz, Bolivia, facilities.

COMMITTED TO **GROWTH**

Our strategy

Shareholders Message

SHAREHOLDERS MESSAGE

Committed to Growth

NQL Drilling Tools Inc is pleased to report the Company's progress in 2002 and to provide shareholders with some details of our plans for the future growth of your Company. Throughout 2002 management continued to exploit opportunities to build on the cornerstones of our long-term strategy for success through deliberate growth through:

- acquisition,
- the development of new products and services, and
- geographic expansion.

We are now poised to take advantage of improving conditions in the industry to benefit our clients and shareholders.

A Promising Acquisition

In 2002 NQL made the largest acquisition in the Company's history. Acquiring Diamond Products International, Inc. (DPI) is a major step in providing opportunities for significant expansion, geographically and in our product offering. The acquisition conforms to our long-term strategy to become one of the largest suppliers of downhole tools in the world. The drill bit technology that DPI brings to the NQL suite of tools represents a critical step in providing our clients with the complete downhole solution – from the grassroots to the pay zone. DPI's presence in areas that NQL is not, like Alaska and West Africa, provide broader geographic reach for the Company.

The US$37-million acquisition was funded through debt financing and equity. In December, NQL sold 3.45 million common shares at $7.15 per share with gross proceeds totalling $24,667,500 to help finance the acquisition. We acknowledge that NQL currently has a high debt load, but remain firm in our conviction that the DPI acquisition will contribute long-term value for our shareholders.

Industry Conditions Affect Profitability and Share Values

In spite of management's optimistic outlook for NQL and our forward-looking actions to ensure future growth and profitability, we recorded lower profitability throughout 2002. This resulted from a slowdown in the oil and gas industry in Canada and the United States in particular, caused by global economic uncertainty throughout the year.

Despite the industry downturn and NQL's weaker than anticipated financial performance in 2002, the Company's operations continued to expand and we added efficiencies. Management remains confident in our long-term strategy and our ability to continue to grow the Company and increase shareholder value.

Financial Results

In addition to the industry conditions noted above, the Company's financial results were affected by changes in how the Company accounted for foreign currency translation and future income taxes. As a result, the financial statements for the years ended December 31, 2001 and 2000 and the sixteen months ended December 31, 1999 were restated accordingly. For the year ended December 31, 2002, the Company properly accounted for these items. The Company posted a loss for the year ended December 31, 2002 of $5.9 million compared to a profit of $13.5 million in 2001.

is to become the world's largest supplier of downhole tools through accretive acquisitions, global expansion and product innovation.

Financing

As a result of some of the challenges previously noted, the Company is presently in violation of its profit-based covenants, as stipulated in the terms of its current financing arrangements. The Company's bankers continue to work with management on restructuring its debt facilities to secure a long-term solution.

Our People Bring Prosperity

To continue NQL's long-term strategy for expansion geographically and growth in product offering, management was conscientious about retaining employees throughout the difficult year the industry faced in 2002. It is our philosophy and our practice to invest in our employees. We count on their experience and knowledge of our products and clients to maintain the standards of product development and service delivery that NQL is known for, and relies on, to remain competitive and stimulate growth.

We believe that by retaining our employees we strengthen our Company, continually improve our efficiency and position ourselves to take advantage of the industry recovery, already apparent in the first quarter of 2003 and expected to continue into 2004. Our employees are fundamental to our prosperity and ultimately to the value of our shares.

Adding to the Downhole Toolkit

In addition to our acquisition in 2002, NQL continued to invest in research and development (R&D) and developed new tools that position the Company to stay ahead of the competition and service an increasing share of the market.

The Downhole Tools division continues to work on the development of the rotary steerable system. Downhole Tools also refined the EM (electromagnetic) MWD (measurement while drilling) wireless guidance systems in 2002. Due to industry conditions, the full potential of this technology has yet to be realized; however, we expect to see substantially increased demand for these innovative systems in 2003. The acquisition of DPI added proprietary drill bit technology to complete the NQL downhole tool offering. This acquisition and the developments in our product lines allow us to service more drilling applications and diversify our client base.

During 2002 Oilfield Services increased the number of sizes that its RTI whipstock tool comes in, to three. We expect to add two additional sizes in 2003.

NBJ, our Manufacturing division, produced 95 per cent of our spare part needs, providing cost efficiencies so critical to remaining competitive in the cyclical downturn experienced in 2002.

Management Commitment – Staying the Course

The management at NQL is committed to developing high-quality products that serve the evolving needs of our clients in the oil and gas, mining, environmental and utilities sectors. Our strategy is to become one of the largest suppliers of downhole tools in the world through accretive acquisitions, global expansion and product innovation.

The DPI acquisition is a big step in that direction, growing NQL's revenue base by over 25 per cent, completing our downhole suite of tool offerings and expanding our geographical reach. DPI contributes to the realization of our financial goal to achieve $365 million in revenues.

As well, our Oilfield Services division, which currently enjoys a 40-per cent market share in Canada, expanded into the U.S., bringing the CanFish line of fishing tools into a new geographic market. Our fishing tools and milling services moved into our newly opened Downhole Tools division facility in Stafford (Houston), Texas.

The US$1.5-million, 26,000-square-foot combination office, warehouse and servicing facility offers increased cost efficiencies and manufacturing potential for NQL, as well as providing opportunities for the Oilfield Services and the Downhole Tools divisions to benefit from the marketing advantage of their close proximity.

Our management team has proven that it is capable of guiding NQL to success. In the 10 years since we became a publicly traded oil and gas services company:

- Our revenues have grown fivefold.
- We've acquired companies such as: Black Max in our Downhole Tools division, which now has 27 facilities in seven countries worldwide; CanFish Services Inc., which has a 40 per cent market share in Canada; and DPI, which is a leader in the Bi-Center PDC bit market.
- We have diversified our product lines, adding EM MWD tools, drilling jars, whipstocks and mills, stabilizers and drilling bits, so that we can now provide tools from the surface to the drill bit.
- We have expanded the applications for our core product, the Black Max downhole motor, to include performance drilling, coiled tubing, re-entry, as well as applications in the utility and environment sectors.
- We have been focused on technology, adding new tools such as the one-trip whipstock, the RTI tool, as well as additional sizes of existing products.
- We have truly become an international oil and gas services company, now operating in virtually every major oil and gas area around the globe.

We're proud of these accomplishments and we will continue to focus on areas to enhance the long-term growth of the Company.

Responding to Industry Conditions

Last year's economic downturn, particularly in the U.S. and Canada, affected the entire oil and gas sector. Stock prices were sluggish and oil and gas companies reduced exploration and production (E&P) expenditures to offset the effects of the weak markets. The sector is already rebounding with an active rig count of 577 in Canada in the second week of January 2003, up 18 per cent from the same week in 2002. The upturn is expected to continue throughout the year and into 2004.

NQL is in a solid position to move forward in 2003 as the industry rebounds. Our business is diversified through its three divisions, product lines and international span, mitigating the impact of the cyclical nature of the sector. We have also strengthened our position in this difficult industry environment by continuing to find cost efficiencies by:

- increasing our in-house manufacturing capability to 95 per cent;

Our philoso


is
E

- enhancing our R&D opportunities by erecting our own testing rig at NQL's Nisku, Alberta, headquarters; and
- diversifying our client base through added product lines and geographic expansion.

In 2002, NQL made the largest acquisition in the Company's history.

Managing Future Growth

NQL is committed to the prudent allocation of capital resources to generate income. In 2003 we will allocate approximately $7.5 million to capital expenditures, which will include further developing and commercializing our rotary steerable systems.

NQL will continue to find cost efficiencies through in-house manufacturing and focus on utilization of our existing assets. Even as the industry improves, creating an increased demand for our products, we intend to maintain in-house manufacturing at 70 per cent.



Responsible financial management and the ability to expand product lines and geographic presence will continue to provide NQL with the flexibility it needs for profitability and growth in 2003.

On behalf of the Company, NQL management thanks all of its committed employees for their continued efforts and we extend our appreciation to our directors for their ongoing support. Mr. John King has recently decided to step down from the Board of Directors. We would like to thank Mr. King for his support and service to the Company over his term as a director. We also want to extend our appreciation to our shareholders for their demonstrated confidence in our Company during these challenging market conditions. We fully intend to ensure that your patience and loyalty is rewarded through strengthened shareholder returns.

Respectfully submitted on behalf of the Board of Directors,

Dean Livingstone
Chairman of the Board,
President and CEO


phy and practice
to Invest
In Our
mployees
NQL
DRILLING TOOLS inc.


P
to Ag
EM

Operations Review

OPERATIONS REVIEW



DOWNHOLE TOOLS DIVISION

Growing through Technological Innovation

The Downhole Tools division of NQL has its head office in Nisku, Alberta, Canada. Its U.S. headquarters are based in Stafford (Houston), Texas. The division is headlined by Black Max drilling motors, BlackStar EM MWD (electromagnetic measurement while drilling) wireless guidance systems, Beaver whipstocks and mills, RTI casing exit systems, drilling jars and shock subs. Black Max Downhole Tools is continually evolving to supply a more complete array of tools to satisfy the needs of customers in the oil and gas, mining, environmental and utility sectors. The division has 27 facilities in Canada, U.S., Bolivia, United Arab Emirates, Venezuela, Holland and Argentina.

Developments in 2002

To date, Downhole Tools' focus has traditionally been on directional drilling companies. The acquisition of Diamond Products International, Inc. adds a range of bit and core technology to the existing offerings, opening up opportunities to expand NQL's client base on a world-wide basis.

In other developments, Downhole Tools continues to expand its client roster to include companies involved in the extraction of coal bed methane, which utilize the EM MWD wireless guidance systems in conjunction with the Black Max motors to relieve the methane gas in their existing coal seams.

During the first quarter of 2003 a new facility next to NQL's present Stafford facility was completed. This 26,000-square-foot office, manufacturing and warehouse space can accommodate the development, storage and shipment of the division's products. Fishing tools and milling services were added to the new facility, staffed with U.S. personnel and primarily supplied with tools from in-house inventory and manufacturing capability. The close proximity of the two NQL divisions allows them to share marketing strategies combining the strong complementary technologies of the divisions.

oised gressively Commercialize wireless guidance systems and develop the rotary steerable tool

Outlook

The active rig count in January increased over Q4, a trend that is expected to continue through 2003 and into 2004. Downhole Tools is poised to aggressively market its BlackStar EM MWD wireless guidance systems and to develop the rotary steerable tool for commercialization in the latter part of 2003.



Utilization of the division's products in the extraction of coal bed methane is yet another application with growth potential. As well, new regulatory requirements should create a moderate increase in activity in the utility and environmental sectors.

By introducing new tools that offer increased flexibility and cost efficiencies to the industry, the Downhole Tools division is attracting a broader client base.

The long-term strategy of the division is to remain an independent supplier of downhole technologies to directional and horizontal oil and gas drillers and to the utility, environmental and mining industries. Downhole Tools will continue to develop new tools and technology to service new and existing markets and to upgrade current product lines. The majority of development and manufacturing of the products will continue to be done in-house.

DOWNHOLE TOOLS - PRODUCTS

New Opportunities

The Downhole Tools division has been developing new technology that will be ready for commercialization in 2003.

The BlackStar EM MWD wireless guidance systems technology was refined in 2002; but because of the industry slowdown, the first full year of utilization of this enhanced technology will not come into effect until 2003. The Downhole Tools division is the only independent supplier of the EM systems, among the quickest and most efficient EM tools in the industry.

The EM systems include:

- MWD (Measurement While Drilling) - used for underbalanced drilling, under pressured formations, vertical control drilling, directional and horizontal drilling, air drilling, re-entry and relief wells, and oil and gas contaminated mud systems
- WST (Wireless Steering Tool) – used for wireless guidance and magnetic position verification in river crossings, environmental, sensitive wetlands and designed requests

The rotary steerable system offers an extended reach capability to the rotary capability in difficult drilling conditions. Rotary controllable assemblies are increasingly required to reach the planned targets from a single surface wellbore. Due to inherent problems with long-reach or harsh environments, the rotary steerable is a more effective and cost-efficient tool. By year-end 2003 the 7 7/8-inch and 8 ½ -inch holes, are expected to be ready for commercialization.





Downhole Tools will


Continu
to Develop
Tech
to service
and to
GROWTH THROUGH
TECHNOLOGICAL INNOVATION

Existing Products

The Black Max PDM (Positive Displacement Motor) is the preferred motor worldwide for downhole drilling. The sealed, oil-lubricated bearing assembly ensures greater reliability and power transmission for a longer motor life and increased efficiency over conventional mud-lubricated PDMs. The motors are used in:

- directional, horizontal, straight-hole and short-radius drilling;
- under-balanced, air, nitrogen and coiled tubing drilling;
- river crossings, trenchless construction and utility boring; and
- methane release drilling and mining, pipeline and environmental applications.

Black Max Downhole Tools also manufactures and supplies Beaver whipstocks and mills, and Ray-Son mechanical and hydraulic drilling jars and shock tools.

Continually evolving to supply the needs of our customers in the oil and gas, mining, environmental and utility sectors.




e
New
nologies
new and existing markets
upgrade current product lines
NQL
DRILLING TOOLS inc.

DIAMOND PRODUCTS INTERNATIONAL, INC.

Growth through Acquisition

Diamond Products International, Inc. (DPI) is a global supplier of natural and synthetic diamond bits and coring services. Headquartered in Houston, Texas, DPI began operations in 1994 and now has representatives in over 40 locations worldwide. DPI has gained international recognition for leading the way in emerging technologies. The division's revolutionary products, like the SpeedReamerCSD® and the SpeedDrill® bits, have been used in formations and applications previously not drilled effectively with diamond drill bits.

Mutually Beneficial Acquisition

NQL's acquisition of DPI in August 2002 was the largest in the Company's history. DPI enhances NQL's ability to provide complete downhole solutions for its clients worldwide. The acquisition provides NQL with:

- complementary product offerings through the combination of DPI's drill bits with NQL's Black Max mud motor and rotary steerable offerings;
- incremental offshore, international and deep drilling exposure;
- added management strength; and
- a broader client base.

DPI benefits from the acquisition through the opportunity to grow into Canada and internationally while minimizing the cost of setting up infrastructure. NQL's complementary products and client base provide DPI with broader exposure to clients and the ability to offer more products to its existing client base.



DPI enhances NQL's ability to provide complete

GROWTH THROUGH ACQUISITION

Financial

The US$37-million acquisition was funded through debt financing and equity. In December NQL sold 3.45 million common shares at $7.15 per share with gross proceeds totalling $24,667,500 to help finance the acquisition. In 2003 DPI is expected to represent over 25 per cent of NQL's revenues, and presents significant opportunities for growth in new markets.

Outlook - Moving Forward Together

NQL and DPI pursue new geographic markets and expand product lines to capture a greater share of the downhole market. Product innovation and rapid commercialization is key to achieving these goals.

NQL and DPI will continue to pursue growth in revenue while maintaining efficiency. Growth will come from the cross-marketing opportunities and the complementary products and services the two companies bring to one another. We will strive to continually improve margins and leverage off any operational synergies between the two companies.

Aggressively pursuing new geographic markets and expanding product lines.



downhole

Solutions for Clients Worldwide

NQL DRILLING TOOLS inc.

DPI - PRODUCTS

DPI has a strong record of innovation and developing new products by working closely with clients and quickly delivering the products to the field. DPI's award-winning products continue to set performance records around the world. A new drilling product under development will give DPI's customers more flexibility to use the complete range of expandable casing strings, liners and screens.



VectraRST™ Bit Series

- Features design improvements to optimize bit performance in Rotary Steerable applications
- Significantly improves bit stability and minimizes gauge side cutting in directional drilling
- Results in longer bit life and more consistent bore hole



SpeedReamer® Bi-Center Bit Series

- Sets industry standards with its award-winning bi-center design
- Designed to drill and underream in one continuous operation
- Features force balancing between the pilot bit and reamer section and unique stabilizing elements, providing low torque response and steerability
- Continues to set approximately 70 per cent of the drilling performance records in the world's oil and gas fields



SpeedReamerCSD® Series

- Ideal for drilling enlarged well bore required for Expandable Tubular Technologies, a recent innovation in drilling operations
- Drills cement and float equipment, then drills the new hole section with a larger diameter than it passed through
- Latest generation of bi-center bits; first to bust the shoe, then drill ahead with an oversized hole



SpeedDrill® PDC Series

- Combines award-winning advances of SpeedReamer® Bi-Center bit with the special features of the LoTorque® steerable bit series
- Features pilot section to stress relieve formation, allowing more efficient drilling by reamer section
- Sets a new benchmark for rate of penetration, extended bit life and directional control

DPI's products
Set Performance
and

DPI has eight distinct product lines that serve specific markets and applications:



MP/SP™ PDC Series

- Combines the cleaning profile of DPI's C-Series bits with the T-Series bits known for directional responsiveness and tough blade construction
- Improved diamond density and load distribution for use in tougher drilling intervals and inter-bedded and broken formations



Natural Diamond Bits

- Used for a variety of applications
- Designed for harder, more abrasive formations
- Generally run with positive displacement motors or turbines
- Many custom styles and sizes are available, including a variety of diamond types and cutting structures



Specialty Bits

- Engineered for a broad range of drilling applications
- Sidetracks, Core Bits, Speedmills, Impregnated Bits, Washover Shoes



Coring Services

- Market leader of core barrels that deliver cores to lengths that formations permit
- Manufactured to industry specifications and internal quality standards for raw material, manufacturing techniques, sizing and application

Records
win awards for their design

NQL
DRILLING TOOLS inc.

OILFIELD SERVICES DIVISION

Growth through Geographic Expansion

CanFish Services Inc. leads the Oilfield Services division of NQL Drilling Tools. CanFish provides specialized fishing tools, rental tools, wireline and pipe recovery services to Canadian, U.S. and international oil and gas exploration and producing companies.

During the first five years of operation, CanFish grew from start-up to capturing 40 per cent of the Canadian market for its products and services. Throughout 2002, CanFish increased its market share by expanding into the U.S. and internationally, and continued to develop new tools to complement NQL's suite of downhole tools and gain market share.

Expanding to New Locations

Oilfield Services completed several key contracts outside of Canada: in the U.S., North Sea, Europe, Libya, Nigeria, South America and the Middle East, primarily with the casing exit and whipstock services. This work allows the division to identify expansion opportunities internationally and in the U.S.

NQL is currently opening an Oilfield Services Division in their new U.S. Downhole Tools facility in Stafford, Texas, providing a base from which to expand the division's fishing services into the U.S. market.

Mexican/Venezuelan Operations

Operations in Ciudad Ojeda, Venezuela; Anaco, Venezuela; and Reynosa, Mexico, provide tong and casing services to local communities and provide infrastructure to service NQL tools.

Outlook

Oilfield Services has excellent opportunities to expand into new markets in the U.S. and internationally. Management's local and international experience allows the division to focus on core products and to react quickly to client requests. In-house engineering and manufacturing support has been instrumental in making the Oilfield Services division an industry leader in the fishing and casing exit markets.

Products

The RTI tool, a combination section mill and whipstock in a single unit, is a one-of-a-kind technology and provides a cost-effective casing exit option to our clients.

In 2002 Oilfield Services expanded the number of casing sizes for use with the RTI tool. They include: 5 ½-inch, 7-inch and 7 5/8-inch casing. Currently, 8 5/8-inch and 9 5/8-inch casings are in production. This tool will provide opportunities for broad utilization in markets around the world.

Oilfield Services has excellent opportunities to expand into new markets in the U.S. and internationally.

In 2002


Oilfield Services completed several key contracts outside of Canada
GROWTH THROUGH GEOGRAPHIC EXPANSION

MANUFACTURING DIVISION

Growth through Cost Efficiencies

NBJ Manufacturing Ltd. supports NQL's research and development efforts and provides internal manufacturing services to the Company's divisions. Through NBJ, NQL is able to manufacture and service up to 95 per cent of its manufacturing needs. NBJ minimizes reliance on third parties, maximizes cost control, and ensures quality, deliverability and service of NQL's product lines.

Growing for Innovation

NBJ is instrumental in developing and manufacturing new products developed by NQL's research and development arm. These include: the RTI tool, the one-trip whipstock system, and the rotary steerable.

U.S and International Operations

NBJ's Santa Cruz, Bolivia, operation delivers approximately 50 per cent of the spare parts required by NQL's South American clients. The operation allows NQL to ensure the quality of the equipment and to save on expenditures in taxes, import duties and shipping, while significantly reducing shipping times.

Outlook

The challenge for NBJ in 2003 is to maintain the current margin of in-house manufacturing capability during the anticipated increase in drilling activity in North America. The goal for the division is to maintain in-house manufacturing at 70 per cent and continue to find cost efficiencies.

NBJ manufactures and services up to 95 per cent of NQL's manufacturing needs.



Minimizes reliance on third-parties, maximizes cost control, and ensures quality, deliverability and service of NQL's product lines.

GROWTH THROUGH COST EFFICIENCIES

NQL DRILLING TOOLS inc.

RESEARCH AND DEVELOPMENT

Growth through Product Leadership

NQL's research and development (R&D) arm provides the Company with a competitive edge and demonstrates a key commitment to product leadership and customer service. The Company's focus on developing new and improved components to add to the existing suite of tools provides the industry with the technology it needs to meet the changing environments of oil and gas operators.

The Team

The product development team comprises professionals from Canada and the U.S. who are experienced in product development and commercialization. This team has contributed to the Company's revenue growth through its successful commercialization of innovative products. For example, the Windowmaker one-trip whipstock system, developed in-house and commercialized in 2000, is a proven revenue generator.

In 2001 the team introduced NQL's proprietary RTI tool, a section mill and whipstock in one, which has proven to be effective in the wellbore re-entry market.

New Developments

In 2002 NQL's R&D team refined the BlackStar EM MWD (electromagnetic measurement while drilling) wireless guidance system.

NQL erected a testing rig at the Nisku, Alberta, site to enhance the Company's capacity to test new tools and systems. This eliminates reliance on producers to provide the Company with rigs to test new products and will allow NQL to bring proven products to market more quickly.

A new on-site testing rig allows NQL to bring products to market more quickly.



R&D provides NQL


with the
Competitive
Edge
GROWTH THROUGH
PRODUCT LEADERSHIP

January 1993	Aquired Black Max Downhole Tools Ltd. (Canadian Operations), Black Max Downhole Tools Inc. (U.S. operations) and Canadian Downhole Drill Systems Inc. (patent holder).
June 1995	Entered the South American market through a joint venture with P&T Servicios Petroleros C.A., a Venezuelan-based casing services provider.
September 1995	Acquired Beaver Oil Tool Ltd., and Ray-Son Rentals Ltd., both of which were merged into Black Max.
November 1996	Set up V.O.F. ACE Downhole Tools and Services as a 50% joint venture with Ackerman International, Corp. to market Black Max products and Ackerman International drill bits in Europe.
December 1996	Acquired NBJ Manufacturing Ltd., based in Edmonton, Alberta.
September 1997	Acquired P&T Servicios Petroleros C.A., formerly a joint venture partner in Venezuela, to market the Company's three product lines as well as P&T's own tong and casing services.
October 1998	Set up Black Max S.A. in Bolivia to market the Company's products in that area.
September 1999	Aquired Stingray Tools Ltd., a privately owned manufacturer and distributor of hydraulic drilling jars, shock tools and other downhole equipment, and merged it into its Black Max operations; acquisition provided a new line of purely hydraulic drilling jars as well as further inroads to oil and gas exploration and production companies.
September 1999	Acquired a 70% interest in NBJ Manufacturas Petroleras (Bolivia) S.A.; commenced operations in April of 2000.

NQL's story standing the test of time

January 2000	Opened facilities in Dubai, U.A.E.
January 2000	Acquired CanFish Services Inc., a provider of specialized fishing tools, rental tools and wireline and pipe recovery services.
July 2000	Acquired Ackerman International Corp., a U.S.-based supplier of new and used drill bits, drill pipe and collars, as well as other drilling equipment; acquisition also gave NQL 100% ownership of ACE.
May 2001	Acquired Northstar Drilling Systems Inc. proprietary EM technology business. NQL plans to rent or sell these systems to all horizontal and directional drilling service providers- a natural extension of the Company's core business of providing mud motors to these same customers.
May 2001	Opened a new service facility in Reynosa, Mexico, to provide casing services to local customers.
September 2001	Acquired Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta.
August 2002	Acquired Diamond Products International, a leading polycrystalline diamond compact drill bit design and manufacturing business.

NQL DRILLING TOOLS Inc.

MANAGEMENT TEAM COMMENTS

SELECTED FROM NQL BUSINESS MANAGERS WORLDWIDE

DPI's growth is a result of supplying economical solutions for our customers' needs. The DPI VectraRST Series bits greatly improved the economics of NQL's new rotary steerable systems by providing a fit-for-purpose design to match the bit to the tool. This simple combination will open new markets for NQL.

Bob Iversen,
President,
Diamond Products International, Inc.,



By putting quality and service first, Black Max and NBJ Bolivia earns the respect of our customers and fosters long-term relationships. In 2002 NBJ Manufacturing Bolivia was the first company in Bolivia to be successfully certified to API Spec Q1/ISO 9002-94.

Doug Edwards,
Manager,
Black Max Bolivia S.R.L. /
NBJ Manufacturas Petroleras Bolivia S.A.



ACE Downhole Tools and Services is exploring business opportunities in North Africa and West Africa and has set up growing operations in Iceland. In 2002 we partnered with a British firm to develop a coating that replaces chrome and is impervious to chlorides, eliminating problems for the Black Max motor in drilling through European salt formations.

Guy Filion,
European Manager,
ACE Downhole Tools and Services



Growth



Tom Riggs,
General Manager,
Middle East

In 2002 NQL Drilling Tools' Middle East revenues grew at a 56-per cent rate due in part to the preference for Canadian manufactured equipment. The Middle East has 75-to-100-year oil and gas reservoirs so NQL's presence is not an option; and with the potential to grow geographically and through product lines, we will continue to participate in the market for the foreseeable future.



Roy Smith,
US Operations Manager,
Black Max Downhole Tools Inc.

In 2002 our division commercialized a new casing exit system that will have an ongoing impact in oil and gas re-entry markets around the world. NQL continues to invest in tools to help reduce the cost-per-foot for drilling operations of all types.

In 2002 P&T Servicios Petroleros C.A. improved market penetration for drilling jars and small motor rentals, maintained market share in tubular services and motors and improved accounts receivable on downhole tools, all in a competitive and depressed market.

Joe Wood,
General Manager,
P&T Servicios Petroleros C.A.



CanFish finds substantial opportunity for growth through NQL's infrastructure in many areas around the world. This allows CanFish to operate without high set-up costs, enabling expansion and diversification of its existing Black Max high-margin product line.

Karl Beagrie,
President & General Manager,
CanFish Services Inc.



DPI's focus to provide customers with superior fixed cutter bit technology is an excellent fit with NQL's commitment to provide customers with high-quality downhole tools. This combined approach creates a recipe for success and long-term growth.

Roger Rivet,
Vice President of Finance,
Diamond Products International Inc.



Through Management Strength



Darren Stevenson,
Vice President of Finance and Chief Financial Officer,
NQL Drilling Tools Inc.

Management is optimistic about the prospects for the oil and gas industry for 2003 and 2004. In order to take advantage of the opportunities available and ensure continued stability of the Company, we plan to take a cautious approach in the upcoming year and address our short-term debt facility issues. Our focus remains to optimize our financial health and to reward NQL's shareholders with the types of returns they are accustomed to.

FEATURING A CROSS SECTION OF NQL'S DIVERSE PRODUCTS



Motor - The Black Max motor, NQL's signature product, hydraulically turns the drill bit from the end of the drill string as opposed to conventional drilling systems which turn the drill bit by rotating the entire drill string from the rig floor. Black Max provides the largest selection of downhole motors in the industry.



Polycrystalline Diamond Compact (PDC) Drill Bit - DPI produces a wide range of bit styles, to deliver the performance required for specific applications. With revolutionary products, such as our VectraRST™, and SpeedDrill® bits, DPI leads the way in drill bit technology and innovation.

Rotor Catcher - Rotor Catcher was designed for use with Black Max™ motors. The rotor catcher is placed between the motor's power section and the dump sub (blank sub). It is securely torqued to the end of the rotor. The rotor catcher is in place at all times and does not interfere with the motor's performance.





Whipstock - Whipstocks and mills are used together to exit cased wellbores to allow horizontal and directional re-entry programs. Known as the Beaver product line, it has become one of the leading international suppliers to independent downhole fishing companies.



RTI - An effective blend of a section mill and whipstock in a single unit used to mill a section of casing for re-entry jobs. This recently developed tool has been used successfully in 40 drilling operations to date.



SpeedReamerCSD® - A bi-center bit designed to drill out the cement and float equipment, bust the shoe, then drill a new hole section with a larger diameter than it passed through, all in one trip.



Shock Tool - Designed to cushion heavy axial loading and bit vibrations encountered in rough drilling operations and are an excellent way to maximize cost efficiency in drilling operations.





Antitorque Swivel - The Black Max Antitorque Swivel allows service rigs that do not have a power swivel or a rotary table, the ability to work-over wells with the use of mud motors. The swivel can be used in the locked position, whereby it contains the reactive motor torque, or the unlocked position, where it can turn either direction.



Drilling Jar - Used to free equipment lodged in the wellbore. NQL designs and manufactures mechanical, mechanical/hydraulic and hydraulic jars, offering its customers a wide variety, depending on their requirements and preferences.

Near Bit Cutter - The Near Bit Cutter is a dual-use tool used directly behind the bit for back reaming through the under gauge hole section and enlarging the hole to help the bent-motor assembly pass the bend in the build section. The PDC cutters on the outside diameter of the tool make it ideal for use in situations where the formation may swell after drilling, which can cause the motor to stall.





DIVERSIFICATION PRODUCT PERFORMANCE SUCCESSFUL COMMERCIALIZATION



EM - The Black Star EM MWD system is an advanced wireless guidance technology used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market. NQL is one of the largest independent suppliers of this technology.







NQL DRILLING TOOLS INC.

OVERVIEW

This management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements of NQL Drilling Tools Inc. (the "Company"), and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the related notes and material contained in other parts of this annual report.

As a result of marked decline in activity in 2002, revenue, earnings and operational activity decreased in comparison with last year. Demand for the company's products and services fell in conjunction with lower overall level of drilling activity in most of the Company's major markets.

RESULTS OF OPERATIONS

($OOOs, except per share amounts)

	2002	2001	% Change
Revenues	$96,700	$124,961	(23%)
Income (loss)			
before goodwill amortization	($5,877)	$15,648	(138%)
after goodwill amortization	($5,877)	$13,520	(143%)
Earnings (loss) per share (diluted)			
before goodwill amortization	($0.24)	$0.70	(134%)
after goodwill amortization	($0.24)	$0.60	(140%)

REVENUES

Consolidated

For the year ended December 31, 2002, NQL recorded revenues of $96.7 million. This represents a decrease of $28.3 million over the $125 million recorded for 2001.

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues decreased 30% to $29.5 million (including $0.90 million in EM revenues) from $42.0 million in 2001. This decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year and to a slower than expected start to the Canadian winter drilling season.

US revenues are generated by the Downhole Tools Division. US revenues decreased 26% to $38.7 million (including $2.7 million in EM revenues) from $52.5 million (including $3.0 million in EM revenues) in 2001, again due primarily to the general decrease in industry activity as well as the decline in activity in the utility and trenchless construction industry. Revenues from the Company's Black Max operation accounted for a large percentage of the revenues, comprising $26.6 million compared with $41.3 million a year earlier. Revenues from Ackerman International Inc. for the year were $6.3 million compared with $11.2 million in 2001.

International revenues are derived primarily from the Downhole Tools Division with a small amount of revenue generated by the Manufacturing Division. International revenues decreased 6% to $28.5 million from $30.4 million last year. This decline was due to the depressed operating environments in the oil and gas industries in some of the Company's international markets due to ongoing geopolitical uncertainty. Specifically, operations in Venezuela were affected by political instability in the latter part of the year. As a result, Venezuela posted a 46% reduction in revenues to $8.3 million compared with 2001 revenues of $15.4 million. Operations in Mexico posted revenues of $1.4 million, a decrease of 13% over 2001 revenues of $1.6 million. Operations in Holland posted revenues of $3.0 million, a decrease of 29% over 2001 revenues of $4.3 million. Operations in U.A.E. posted revenues of $4.1 million, an increase of 64% over 2001 revenues of $2.5 million. The remaining international revenues came from operations in Argentina, Bolivia, and sales to Vietnam, Nigeria, Australia, and the North Sea.

The Company completed the acquisition of Diamond Products International, Inc. ("DPI") effective August 29, 2002. Revenues of DPI for the four months ended December 31, 2002 were $12.1 million ($0.80 million in Canada, $5.8 million in the US and $5.5 million in International markets). Internationally, DPI earns revenues in the Middle East, Europe, Africa, and Asia Pacific regions.

(In thousands of Canadian $)

Revenues by Geographical Segment	2002	2001	% Change
Consolidated	$96,700	$124,961	(23%)
Canada	$29,461	$42,010	(30%)
U.S.	$38,695	$52,519	(26%)
International	$28,544	$30,432	(6%)

Operating Divisions

The Downhole Tools Division comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (US operations) as well as several other businesses currently operating under the Black Max banner. This Division also includes the operations of Ackerman International and DPI. The Downhole Tools division also operates internationally through various subsidiaries. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD wireless guidance systems, drilling jars, shock subs, drilling bits (including PDC bits) and a number of other downhole tools such as flex subs, bent housings and swivels. Revenues for the Division in 2002 amounted to $79.8 million, a decrease of 23% over 2001 revenues of $103.0 million.

The Oilfield Services Division provides specialized downhole fishing through NQL's wholly-owned subsidiary, CanFish Services Inc. Revenues for the Division for 2002 amounted to $14.3 million compared to $19.0 million in 2001.

The decrease in revenues for both the Downhole Tools Division and the Oilfield Services Division can be attributed to a general reduction in worldwide drilling activity caused in some international markets by geopolitical uncertainty.

The Manufacturing Division derives its revenue from manufacturing and machining facilities in Nisku, Alberta, Canada and Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division from third parties amounted to $2.6 million, a decrease of 12% over the $2.9 million recorded for 2001. The decrease in third party revenues is primarily attributed to the decline in activity in the Oil and Gas industry as well as an increasing focus on internal machining versus third party machining.

(In thousands of Canadian $)

Revenues by Operating Division	2002	2001	% Change
Consolidated	$96,700	$124,961	(23%)
Downhole Tools	$79,764	$103,042	(23%)
Oilfield Services	$14,348	$18,990	(24%)
Manufacturing	$2,588	$2,929	(12%)

EXPENSES

Direct expenses for 2002 were $54,5 million (56% of sales) compared to $62.1 million (50% of sales) for 2001. The decrease in expenses can be attributed to lower sales for the year. Gross margin for 2002 was 44%, a change of 6% from a gross margin of 50% in 2001. The decrease in gross margin can be primarily attributed to the fixed component of direct costs combined with declining revenues. As well, gross margin was impacted from increased pricing pressures on some of the Company's products and services due to additional competition in the marketplace.

The increase in general and administrative expenses relates primarily to the G&A of DPI, which did not exist in the prior year. On an organic basis (i.e. by excluding G&A from DPI), G&A would have been $25.7 million, or an increase of 10%. The increase also relates to the accounting for G&A expenses in the Company's EM operations. The division had previously been involved in an extensive build program of new EM tools, therefore, overhead associated with this was being capitalized. These tools were completed during the third quarter of 2002 and therefore, the previously capitalized G&A was then expensed through the income statement. As well, operations relating to the Company's EM product line and operations in Argentina were acquired on May 15, 2001 and the Company's Mexican operations were set up during May 2001. Therefore, G&A relating to this product line and these areas did not exist for a full twelve months in 2001. The remainder of the increase relates to other miscellaneous increases spread over the Company's subsidiaries around the world.

Amortization expense increased to $14.8 million in 2002 from $12.4 million in 2001. The increase relates to additional amortization relating to DPI, which was acquired during 2002. As mentioned above, certain areas did not exist for a full twelve months last year and therefore, amortization in 2002 increased accordingly. Additional amortization was also incurred during 2002 relating to deferred development costs as well as the additional amortization on the increase in capital asset additions during the year.

Interest expense increased to $5.5 million from $3.5 million in 2001. This increase relates primarily to interest and financing costs incurred on funds borrowed to acquire DPI during the year as well as interest incurred by DPI itself on its operating line and long-term debt.

Because the Company was in a loss position in many of its jurisdictions around the world, it received the benefit of an income tax recovery of $2.5 million during the year compared with an income tax expense of $12.1 million in 2001. Future income tax recovery for 2002 was $0.3 million compared to $3.7 million in 2001.

Goodwill increased as a result of the acquisition of DPI. Goodwill amortization, however, decreased for the year due to changes in the Company's accounting policies. Under new accounting standards, goodwill is no longer amortized.

EARNINGS

The Company recorded a loss for the year ended December 31, 2002 of $5.9 million, compared to earnings of $13.5 million for the year ended December 31, 2001. Diluted loss per share amounted to $0.24 compared to earnings of $0.60 per share for 2001. The loss for the year can be attributed to the decline in revenues resulting from a decrease in worldwide drilling activity caused in some markets by ongoing geopolitical uncertainty.

BUSINESS ACQUISITIONS

Effective August 29, 2002, the Company acquired DPI for a total cost of $52,847,000 consisting of share consideration of 126,467 Class A common shares with a value of $1,159,000, warrant consideration of 121,535 warrants with a net value of $808,000 and cash of $50,880,000. Through this acquisition, the Company acquired access to DPI's polycrystalline diamond compact drill bit. DPI provides the Company with complementary product offerings with further opportunities through the combination of DPI's drill bits with the Black Max mud motor and rotary steerable offerings. This acquisition is also expected to provide the Company with increased international and deep drilling exposure as well as a broader customer base. The acquisition was financed by a bridge loan of $53,000,000 from a syndicate of Canadian lending institutions of which $34.6 million remains outstanding and is presently due and payable on May 30, 2003.

CAPITAL EXPENDITURES

Additions to capital assets for 2002 were $19.7 million compared to $19.5 million for 2001. These additions primarily include new EM tools, a new facility in Stafford (Houston), Texas, new manufacturing equipment, and a general increase in other downhole tools.

QUARTERLY INFORMATION

(In thousands of Canadian $, except per share figures)

	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$30,276	$23,276	$19,903	$23,245	$30,711	$33,525	$31,737	$28,988
Direct Expenses	$17,515	$13,064	$10,880	$13,013	$17,744	$15,396	$15,228	$13,725
Gross Margin	$12,761	$10,212	$9,023	$10,232	$12,967	$18,129	$16,509	$15,263
General & admin.	$10,385	$7,276	$6,738	$5,379	$5,841	$6,615	$6,358	$4,543
Amortization	$4,315	$3,542	$3,366	$3,529	$3,606	$3,232	$3,140	$2,449
Foreign exchange	$245	($671)	$93	$1,173	$544	($476)	($627)	$87
	$14,945	$10,147	$10,197	$10,081	$9,991	$9,371	$8,871	$7,079
(Loss) Income before interest expense, income taxes and goodwill amortization	($2,184)	$65	($1,174)	$151	$2,976	$8,758	$7,638	$8,184
Interest expense	$2,285	$1,579	$942	$736	$788	$939	$977	$832
(Loss) Income before income taxes and goodwill amortization	($4,469)	($1,514)	($2,116)	($585)	$2,188	$7,819	$6,661	$7,352
Income tax recovery (expense) - current	$1,694	$867	$39	($91)	($1,899)	($4,037)	($3,017)	($3,156)
Income tax recovery (expense) - future	$245	$531	($203)	($275)	$1,085	$1,333	$1,026	$293
	$1,939	$1,398	($164)	($366)	($814)	($2,704)	($1,991)	($2,863)
(Loss) Income before goodwill amortization	($2,530)	($116)	($2,280)	($951)	$1,374	$5,115	$4,670	$4,489
Goodwill amortization, net of income taxes	$ -	$ -	$ -	$ -	$656	$597	$503	$372
Net (Loss) Income	($2,530)	($116)	($2,280)	($951)	$718	$4,518	$4,167	$4,117
(Loss) Earnings per share -basic	($0.10)	$0.00	($0.10)	($0.04)	$0.03	$0.19	$0.19	$0.21
(Loss) Earnings per share -diluted	($0.10)	$0.00	($0.10)	($0.04)	$0.03	$0.19	$0.19	$0.21

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, the Company had long-term debt of $22.4 million. This debt is comprised of a capital loan of $16 million, subordinated debt assumed with the acquisition of DPI of $3.1 million, a mortgage in the amount of $1.1 million relating to the new facility in Stafford, Texas, an installment sale agreement of $0.50 million relating to the facility in Casper, Wyoming, a promissory note of $0.40 million resulting from the Ackerman International acquisition in 2000, $0.50 million in long-term employment benefits payable in South America, and $0.80 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, currently bears interest at the prime rate plus 4.25% per annum. The Company also has a bridge loan outstanding in the amount of $34.6 million, which becomes due on May 30, 2003. The bridge loan currently bears interest at prime rate plus 4.25%. The subordinated debt currently bears interest at 10%.

As of December 31, 2002, the Company had bank indebtedness relating to its credit facilities of $37.9 million compared to $29.5 million in 2001. The credit facilities available to the Company and its subsidiaries at December 31, 2002 included a Canadian bank operating facility of up to $30 million bearing interest at the Canadian bank's prime interest rate plus 1.0% per annum (currently prime plus 4.25%) secured by accounts receivable and inventory. The Company also had operating lines available at December 31, 2002 at two US banks in the amounts of US $3.0 million bearing interest at prime plus 0% and US $3.0 million (currently at US $1.6 million) bearing interest at prime plus 0.5%, respectively. The Company also had an operating line at a Dutch bank in the amount of 350,000 Euros (As of December 31, 2002, one Euro equalled 0.605 Canadian Dollars).

The Company is currently in violation of certain profit-based covenants under its financing arrangements and has required a series of extensions with regard to the bridge loan repayments. The Company has appointed a special committee of the Board of Directors whose mandate is to work with management and its financial advisors to explore refinancing alternatives.

As at December 31, 2002, the Company has a $17.4 working capital deficiency (2001 - working capital surplus of $29.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is due May 30, 2003 and from $16.0 million of term debt that is classified as a current liability due to the violation of financial covenants.

Through an over subscribed equity offering which closed December 19, 2002, the Company successfully raised total gross proceeds of $24,667,500 from the issuance of 3,450,000 common shares. Net proceeds from this offering were used primarily to reduce the Company's bridge loan and for working capital.

ENVIRONMENTAL MATTERS

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

MANAGEMENT AND FINANCIAL CONTROLS

In the past year, the Company has introduced several changes to its accounting policies in the areas of stock-based compensation programs, intangible assets and goodwill.

Stock-Based Compensation Plans

Effective January 1, 2002, the Company adopted prospectively, the new accounting standard with respect to the accounting and disclosure of stock-based compensation. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price. As no stock options have been issued at an exercise price below the quoted market value of the stock, no compensation expense has been recognized in the financial statements for stock options granted during the period.

Under this new accounting standard, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to preexisting awards except for those awards that call for settlement in cash or other assets.

Intangible Assets and Goodwill

As a result of the new recommendations by the Canadian Institute of Chartered Accountants ("CICA") concerning accounting for intangible assets and goodwill, the Company changed, effective January 1, 2002, its treatment of such items and apply the CICA recommendations. Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, will be periodically tested for impairment. Intangible assets with finite lives will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units as identified in accordance with the criteria set out in the CICA handbook.

BUSINESS RISKS AND FUTURE OUTLOOK

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and governmental regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as the Company continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. The Company believes that its liability, property and business interruption insurance is adequate and consistent with common industry practice.

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events cast doubt upon the validity of this assumption. The Company must obtain revisions to existing financial covenants and bank loan terms. The Company is pursuing various options with its lenders for changes in the terms of its credit facilities. The Company's continued existence is dependent upon its ability to restructure its financing arrangements.

The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

Sequential monthly results indicate that the international market is improving and notwithstanding the seasonal slowdown in drilling operations in Canada for the second quarter, the outlook for Canada remains positive. Consequently, the Company expects to be profitable in 2003.

Subsequent to its fiscal year-end, the Company expanded the operations of its Oilfield Services division into the U.S. Equipment has been deployed and personnel have been hired to carry out this expansion. Management expects this division to make a meaningful contribution to its financial results during fiscal 2003.

Management is optimistic about the prospects for the oil and gas industry for 2003 and 2004. Confidence in the sustainability of oil and natural gas price levels has led some industry watchers to predict a 15% to 20% increase in activity levels in 2003 compared with 2002. Recent oilfield activity in the U.S. has shown signs of increasing due to strengthening natural gas prices and relatively strong world oil prices with the rig count climbing to over 1000. Industry analysts are predicting a further 10% increase in US rig count in 2003 with an expected increase of 10 to 15% in 2004.

Due to the short-term nature of the Company's present debt facilities, management will take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Management will continue to work with its bankers and financial advisors to secure a long-term solution for its debt facilities. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company will continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. Management is extremely focused on returning the company to financial health and rewarding its shareholders with the types of returns they have been accustomed to in the past.

Statements in this management's discussion and analysis relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of the Company to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which the Company does business, the ability of the Company to attract and retain key personnel, the demand for services and products provided by the Company, and other factors which are described in further detail in the Company's filings.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using appropriate accounting policies, methods and estimates as selected by management giving consideration to the Company's circumstances.

The Company maintains appropriate systems of accounting and internal controls. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent annual general meeting, to examine the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

The Audit Committee has reviewed these financial statements with management and has reported to the Board of Directors. The Board has approved the consolidated financial statements on the recommendation of the Audit Committee.

Dean Livingstone
Chairman of the Board, President & CEO

Darren Stevenson
Vice President Finance & CFO

May 5,2003

AUDITORS' REPORT

To the Shareholders of NQL Drilling Tools Inc.

We have audited the consolidated balance sheet of NQL Drilling Tools Inc. as at December 31, 2002, and the consolidated statements of operations, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002, and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001, and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements, dated March 6, 2002 (May 2, 2003 as to Note 19).

Deloitte & Touche LLP

Chartered Accountants
Edmonton, Alberta

May 5, 2003

CONSOLIDATED BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

	2002	2001
ASSETS		
CURRENT		
Cash	$1,688	$3,725
Accounts receivable	35,613	35,743
Inventory (Note 6)	49,270	45,525
Prepaid expenses	2,739	2,671
Income taxes recoverable	6,110	-
Future income taxes (Note 10)	1,462	-
	96,882	87,664
LONG-TERM INVESTMENTS (Note 7)	1,191	1,145
FUTURE INCOME TAXES (Note 10)	3,934	1,818
DEPOSITS ON CAPITAL ASSETS	-	1,682
CAPITAL ASSETS (Note 8)	114,763	103,210
DEFERRED CHARGES (Note 9)	11,005	3,521
GOODWILL (Note 11)	77,803	37,739
	$305,578	$236,779
LIABILITIES		
CURRENT		
Bank indebtedness (Note 12)	$37,946	$29,525
Bridge loan (Note 13)	34,600	-
Accounts payable and accrued liabilities	19,694	19,310
Income taxes payable	1,761	4,410
Current portion of long-term debt (Note 14)	20,325	5,002
	114,326	58,247
LONG-TERM DEBT (Note 14)	2,113	17,320
FUTURE INCOME TAXES (Note 10)	10,584	5,096
	127,023	80,663
COMMITMENTS AND CONTINGENCIES (Notes 2 and 17)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 15)	135,389	108,277
Retained earnings	35,909	41,786
Cumulative translation adjustments (Note 16)	7,257	6,053
	178,555	156,116
	$305,578	$236,779

APPROVED BY THE BOARD

Dean Livingstone, Director

Allan Sawin, Director

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

	2002	2001
REVENUE	$96,700	$124,961
DIRECT EXPENSES	54,472	62,093
GROSS MARGIN	42,228	62,868
EXPENSES		
General and administrative	29,778	23,357
Amortization	14,752	12,427
Foreign exchange loss (gain)	840	(472)
	45,370	35,312
(LOSS) INCOME BEFORE INTEREST EXPENSE, INCOME TAXES, AND GOODWILL AMORTIZATION	(3,142)	27,556
INTEREST EXPENSE (Note 18)	5,542	3,536
(LOSS) INCOME BEFORE INCOME TAXES AND GOODWILL AMORTIZATION	(8,684)	24,020
INCOME TAX RECOVERY (EXPENSE) (Note 10)		
Current	2,509	(12,109)
Future	298	3,737
	2,807	(8,372)
(LOSS) INCOME BEFORE GOODWILL AMORTIZATION	(5,877)	15,648
GOODWILL AMORTIZATION - net of income taxes	-	2,128
NET (LOSS) INCOME	$(5,877)	$13,520
(LOSS) EARNINGS PER COMMON SHARE (Note 22)		
(Loss) earnings per common share, before goodwill amortization		
Basic	$(0.24)	$0.71
Diluted	(0.24)	0.70
(Loss) earnings per common share - net		
Basic	(0.24)	0.61
Diluted	(0.24)	0.60
Weighted average number of common shares outstanding - basic	23,990,324	22,113,584
Weighted average number of common shares outstanding - diluted	24,248,325	22,448,508

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

	2002	2001
RETAINED EARNINGS, BEGINNING OF YEAR	$41,786	$28,266
NET (LOSS) INCOME FOR THE YEAR	(5,877)	13,520
RETAINED EARNINGS, END OF YEAR	$35,909	$41,786

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING ACTIVITIES		
Net (loss) income	$(5,877)	$13,520
Items not affecting cash		
Amortization	14,752	12,427
Goodwill amortization	-	2,128
Amortization of deferred financing costs	409	-
Future income taxes	(298)	(3,737)
Equity loss (Note 7)	55	-
	9,041	24,338
Net change in operating working capital items	(437)	(3,478)
CASH PROVIDED BY OPERATING ACTIVITIES	8,604	20,860
FINANCING ACTIVITIES		
Bank indebtedness	5,949	5,411
Proceeds from bridge loan	53,000	-
Repayment of bridge loan	(18,400)	-
Issuance of capital stock	25,145	380
Proceeds from long-term debt	2,893	13,040
Repayment of long-term debt	(5,654)	(11,343)
CASH PROVIDED BY FINANCING ACTIVITIES	62,933	7,488
INVESTING ACTIVITIES		
Deposits on capital assets	-	(1,682)
Long-term investments	(101)	(1,145)
Business acquisitions (Note 5)	(50,806)	(2,398)
Deferred charges	(3,008)	(1,183)
Purchase of capital assets	(19,659)	(19,466)
CASH USED IN INVESTING ACTIVITIES	(73,574)	(25,874)
(DECREASE) INCREASE IN CASH	(2,037)	2,474
CASH, BEGINNING OF YEAR	3,725	1,251
CASH, END OF YEAR	$1,688	$3,725
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$4,689	$3,581
Income taxes paid	$4,344	$10,695

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

1. OPERATIONS

NQL Drilling Tools Inc. (the Company), through its subsidiaries and affiliates, provides downhole tools, services, and technology used primarily in drilling applications in the oil and gas, environmental, and utilities industries on a worldwide basis.

2. CONTINUATION OF THE BUSINESS

While these consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events cast substantial doubt upon the validity of this assumption.

As at December 31, 2002, the Company has a $17.4 million working capital deficiency (2001 - working capital surplus of $29.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is due May 30, 2003, and from $16.0 million of term debt that is classified as a current liability for the reasons discussed in Note 14. The bridge loan, with an original balance of $53.0 million, was used to close the August 29, 2002, acquisition of Diamond Products International, Inc. In addition, the Company is in breach of financial covenants relating to its bank credit facilities and has required a series of extensions with regard to the bridge loan repayments.

The Company must obtain revisions to existing financial covenants and bank loan terms. The Company is pursuing various options with its lenders for changes in the terms of its credit facilities. No agreements with lenders have been reached yet and there can be no assurance that such agreements will be reached, nor that financing efforts will be successful. The Company's continued existence is dependent upon its ability to restructure its financing arrangements and to restore and maintain profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings, and the balance sheet classifications used.

3. CHANGE IN ACCOUNTING POLICIES

(a) **Change in accounting policies for the year ended December 31, 2002**

Stock-based compensation plans

Effective January 1, 2002, the Company adopted prospectively, the new Canadian Institute of Chartered Accounts (CICA) Handbook Section 3870 with respect to the accounting and disclosure of stock-based compensation. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. As no stock options have been issued at an exercise price below the quoted market value of the stock, no compensation expense has been recognized in the consolidated financial statements for stock options granted during the period.

Intangible assets and goodwill

Commencing January 1, 2002, the recommendations of the new CICA Handbook Section 3062, Goodwill and Other Intangible Assets, apply to the Company. Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives and goodwill will be periodically tested for impairment. Intangible assets with finite lives ("intangible assets subject to amortization") will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill).

Goodwill is to be tested for impairment as at January 1, 2002, and any transitional impairment amount would be considered to arise from a change in accounting policy and would be charged directly to opening retained earnings. The Company completed this test in the second quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods and recommendations for assessment from the CICA Handbook Section 3062, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

(b) **Change in accounting policies for the year ended December 31, 2001**

Replacement parts

Effective January 1, 2001, the Company has prospectively changed the manner in which it accounts for used replacement parts. These items, which are now included with capital assets, were previously included with inventory. Replacement parts are assets that are used to customize rental equipment to ensure that it meets a customer's needs. Replacement parts are used repeatedly over an extended period of time and therefore, it is more appropriate to categorize them as capital assets rather than inventory.

Due to improvements to the Company's accounting system, the Company is better able to track the information relating to the parts used on tools. As a result of these circumstances, the accounting change has been accounted for as a change in accounting policy rather than a correction of an error. The change in accounting policy has been applied prospectively, commencing January 1, 2001. The necessary financial information was not reasonably determinable to allow the Company to apply the change in accounting policy on a retroactive basis.

For the year ended December 31 2001, amortization was increased by $1,078 as a result of the change. At December 31, 2001, capital assets increased and inventory decreased by $9,866 as a result of this change.

Earnings per share

Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted earnings per common share as recommended by the CICA Handbook Section 3500. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period.

NQL
DRILLING TOOLS INC.

4. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

The accompanying consolidated financial statements were prepared using accounting principles applicable to a going concern, which assume that the Company will continue operations for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (Note 2).

Principles of consolidation

The financial statements of entities, which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities that are not controlled but over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method.

Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant estimates include the allowance for doubtful accounts, valuation of goodwill, future income taxes, valuation of deferred development costs, accrued liabilities, inventory obsolescence, and useful lives of capital assets. Management believes its estimates to be appropriate; however, actual results could differ from those estimates.

Foreign exchange translation

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated into Canadian dollars at rates of exchange at the time of such transactions. Foreign operations are considered to be self-sustaining and are converted from their respective functional currencies to Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates and items included in the statements of operations, retained earnings, and cash flow are translated at weighted average rates. Resulting unrealized gains or losses are accumulated and reported as cumulative translation adjustments in shareholders' equity. The U.S. dollar is considered to be the functional currency of the Company's subsidiaries in Venezuela, Bolivia, Argentina, and Mexico as most of the activities are conducted in U.S. dollars. Accordingly, the operations of these subsidiaries are translated from the local currency into U.S. dollars using the temporal method, whereby monetary assets and liabilities are translated at the year-end rate of exchange, non-monetary assets and liabilities are translated at the historical rate of exchange and items included in the statement of operations are translated at weighted average rates. Exchange gains or losses are included in the determination of earnings. The U.S. dollar financial statements of these subsidiaries are translated into Canadian dollars using the current rate method.

Cash and cash equivalents

Cash is comprised of cash on deposit. Bank indebtedness, consisting of a revolving operating loan, is not included in cash and cash equivalents for purposes of the statement of cash flow, as it does not fluctuate frequently from being positive to overdrawn, and is therefore considered a financing activity.

Inventory

Spare parts and raw materials are valued at the lower of weighted average cost and net realizable value. Inventory for resale and work in process are valued at the lower of cost and net realizable value, where cost includes the cost of raw materials, direct labor, and manufacturing overhead.

Capital assets

Capital assets are recorded at historical cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	4% straight-line
Automotive equipment	30% declining balance
Shop equipment	10% to 20% declining balance
Office equipment	20% declining balance
Research and development equipment	20% declining balance
Leasehold improvements	Over the term of the lease
Downhole tools	10% straight-line and 20% declining balance

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

Deferred charges

Deferred charges include development costs and technology of downhole tools, pre-operating costs of new service locations, and costs associated with securing new financing. Deferred development costs and technology of downhole tools are amortized straight-line over ten years based on the estimated economic life of the downhole tool. Pre-operating costs are amortized over three years on a straight-line basis. Deferred financing costs are amortized on a straight-line basis over the term of the debt facility.

Goodwill

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3062, *Goodwill and Other Intangible Assets*. As a result of adopting this section, the Company no longer amortizes goodwill and indefinite life intangible assets. The Company will assess goodwill for impairment on an annual basis and any resulting impairment will be charged to earnings in the period the impairment is identified.

Revenue recognition

Revenue is generally recognized when the product or service has been provided to the customer. Specific revenue recognition policies for each of the Company's operating segments are as follows:

(a) Downhole Tools

Revenue from the rental of products is billed immediately and recognized upon invoicing. Revenue from the sale of products and delivery of services is recognized upon the passage of title or delivery of services to the customer. Sales of downhole tools are generally accompanied by service agreements in order to ensure proper servicing and repair of these tools. Revenue from service agreements is billed and recognized after the service and repair has been completed.

(b) Oilfield Services

Revenue is earned on a daily basis through the provision of services to the customer.

(c) Manufacturing

Revenue from products manufactured is recognized upon delivery to the customer.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying value.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided these benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

Long-term investments

Investments in companies subject to significant influence are accounted for using the equity method; other investments are recorded at cost. The Company records impairment losses if there has been an impairment in the value of investments that is other than temporary in nature.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 15. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid by option or warrant holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings.

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

As permitted under Section 3870, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

Under Section 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized as deferred charges in accordance with Canadian generally accepted accounting principles, once the Company has determined that commercialization criteria concerning the product or process have been met. These projects relate primarily to the development of new downhole tools or improvements to existing downhole tools. Amortization of these costs over the useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

Government assistance

The Company receives government assistance in the form of investment tax credits. Investment tax credits toward research and development expenditures, related to capital assets used for research and development, are credited against the cost of the related capital assets and all other assistance is credited against the related expenses as incurred.

Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated on the basis of the weighted average number of common shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the treasury stock method.

Employee future benefits

The Company accounts for employee future benefits in accordance with CICA Handbook Section 3461, which requires that all employee future benefits be accounted for on an accrual basis.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

5. BUSINESS ACQUISITIONS

Diamond Products International, Inc.

On August 29, 2002, the Company acquired all the outstanding shares of Houston, Texas-based Diamond Products International, Inc. (DPI), a leading polycrystalline diamond compact (PDC) drill bit design and manufacturing business.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $52,847, consisting of share consideration of 126,467 common shares with a value of $1,159, warrants consideration of 121,535 warrants with a net value of $808, and cash of $50,880. The value per share used to calculate the share and warrant consideration was $9.168. This price was the weighted average trading price per share for the ten-day period prior to the announcement date. The fair value ascribed to the net assets acquired is as follows:

Current assets (including $74 of cash)	$18,124
Capital assets	4,099
Deferred charges	5,685
Current liabilities	(6,001)
Bank indebtedness	(2,472)
Long-term debt	(3,083)
Future income taxes	(2,983)
Total net assets acquired	13,369
Goodwill	39,478
Total assets	$52,847
Purchase price	
Common shares and warrants	$1,967
Cash (including $1,316 of transaction costs)	50,880
	$52,847

Northstar Drilling Systems Inc.

On May 15, 2001, the Company acquired all the outstanding shares of Northstar Drilling Systems Inc., resulting in the strategic merger of Northstar's electromagnetic technology business. Northstar's EM System is an advanced wireless guidance technology used in oil and gas drilling, including underbalanced drilling and the trenchless construction (utility) industry.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $32,747, consisting of share consideration of 3,734,401 common shares with a value of $31,743 and transaction costs of $1,004. The value per share used to calculate the share consideration was $8.50. The price was the weighted average trading price per share for a ten-day period prior to the announcement date. The fair value ascribed to the net assets acquired is as follows:

Current assets (including $508 of cash)	$14,565
Capital assets	7,809
Deferred charges	1,052
Future income taxes	1,540
Current liabilities	(7,308)
Bank indebtedness	(251)
Long-term debt	(4,596)
Total net assets acquired	12,811
Goodwill	19,936
Total assets	$32,747
Purchase price	
Common shares	$31,743
Cash (transaction costs)	1,004
	$32,747

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

Numeric Machine Ltd.

On September 30, 2001, the Company acquired all the outstanding shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. This company has now been wound up into NBJ Manufacturing Ltd.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $2,441, consisting of share consideration of 75,000 common shares with a value of $582 and cash of $1,859. The value per share used to calculate the share consideration was $7.76. This price was the weighted average trading price per share for a ten-day period prior to the announcement date. The fair value ascribed to the net assets acquired is as follows:

Current assets (including $60 of cash)	$648
Capital assets	992
Current liabilities	(849)
Total net assets acquired	791
Goodwill	1,650
Total assets	$2,441
Purchase price	
Common shares	$582
Cash (including $41 of transaction costs)	1,859
	$2,441

6. INVENTORY

	2002	2001
Raw materials	$1,016	$168
Work-in-progress	1,831	1,501
Spare parts	31,491	35,802
Inventory for resale	14,932	8,053
	$49,270	$45,525

7. LONG-TERM INVESTMENTS

	2002	2001
Investment subject to significant influence (a)	$403	$423
Other (b)	788	722
	$1,191	$1,145

(a) The Company has a 20% investment in RTI, LLC, (RTI), a company formed to develop technology related to a new downhole tool. This product is marketed exclusively through the Company and its subsidiaries by virtue of a licensing agreement with RTI. This investment is accounted for using the equity method of accounting. For the year ended December 31, 2002, the Company recorded an equity loss from this investment of $55, which, due to the insignificance of the amount, has been included in revenue on the consolidated statement of operations.

During the year, the Company incurred licence fees of $201 (2001 - $281) to RTI.

At December 31, 2002, the carrying value of the investment and the book value of the investee's net assets are not materially different.

(b) The Company has made advances to Newburgh Industries Ltd. in exchange for an agreement in principle to acquire a 20% investment in this company. The funds were used to develop technology related to a new downhole tool. This product will be marketed exclusively through the Company and its subsidiaries. The advances are unsecured and non-interest bearing.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

8. CAPITAL ASSETS

	Cost	2002 Accumulated Amortization	Net Book Value
Downhole tools	$101,688	$28,720	$72,968
Shop equipment	27,406	8,797	18,609
Buildings	15,339	2,118	13,221
Leasehold improvements	749	512	237
Office equipment	4,909	2,570	2,339
Automotive equipment	4,644	3,316	1,328
Research and development equipment	1,131	12	1,119
Land	4,942	-	4,942
	$160,808	$46,045	$114,763

	Cost	2001 Accumulated Amortization	Net Book Value
Downhole tools	$91,529	$23,792	$67,737
Shop equipment	21,682	7,172	14,510
Buildings	13,612	1,550	12,062
Leasehold improvements	793	389	404
Office equipment	4,272	2,014	2,258
Automotive equipment	4,651	2,577	2,074
Land	4,165	-	4,165
	$140,704	$37,494	$103,210

Amortization of capital assets for the year amounted to $14,009 (2001 - $11,983).

A significant portion of the downhole tools is subject to operating leases of a short-term nature, resulting in lease revenue equal to approximately 40% (2001 - 43%) of the total downhole tools revenue indicated in Note 23.

9. DEFERRED CHARGES

	Cost	2002 Accumulated Amortization	Net Book Value
Deferred financing costs	$1,586	$600	$986
Development costs and technology of downhole tools	11,528	1,696	9,832
Pre-operating costs	561	374	187
	$13,675	$2,670	$11,005

	Cost	2001 Accumulated Amortization	Net Book Value
Deferred financing costs	$478	$118	$360
Development costs and technology of downhole tools	4,053	1,059	2,994
Pre-operating costs	446	279	167
	$4,977	$1,456	$3,521

Amortization of deferred charges for the year amounted to $1,225 (2001 - $444), of which $482 (2001 - nil) has been charged to interest expense. Included in total amortization was $672 (2001 - $185) related to development costs and technology of downhole tools.

Development costs and technology of downhole tools deferred during the year amounted to $7,475, of which $5,685 was purchased in conjunction with the Diamond Products International, Inc. acquisition (Note 5). In 2001 development costs and technology of downhole tools deferred during the year amounted to $1,984, of which $1,052 was purchased in conjunction with the acquisition of Northstar Drilling Systems Inc. (Note 5).

Research costs of $15 (2001 - nil) were expensed during the year.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

10. INCOME TAXES

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate of approximately 39.25% (2001 - 42.11%), to the income tax provision included in the consolidated statement of operations.

	2002	2001
Recovery of (provision for) income taxes based on statutory tax rates	$3,340	$(10,115)
Increase (decrease) related to:		
Large corporations tax	(71)	(25)
Deductible share issue costs	-	238
Manufacturing and processing deduction	(324)	565
Non-deductible items	(435)	(330)
Foreign tax rate differential	(411)	104
Other	623	217
Utilization of non-capital losses carried forward	-	289
Change in future income taxes resulting from tax rate reduction	85	685
	$2,807	$(8,372)
Current income tax recovery (expense)	$2,509	$(12,109)
Future income tax recovery	298	3,737
	$2,807	$(8,372)

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying value of existing assets and liabilities and their respective income tax bases.

The net future income tax liability is comprised of:

	2002	2001
Future income tax assets		
Tax benefits on loss carry forwards and tax credits	$4,412	$3,470
Reserves and contingencies	3,857	970
Share issuance costs	634	161
Other	390	(1,595)
Less valuation allowance	(3,897)	(1,188)
Future income tax assets	5,396	1,818
Future income tax liabilities		
Capital, intangible, and other assets	(10,487)	(4,938)
Other	(97)	(158)
Future income tax liabilities	(10,584)	(5,096)
Future income tax liabilities - net	$(5,188)	$(3,278)
Classified as:		
Current asset	$1,462	$-
Long-term asset	3,934	1,818
Long-term liability	(10,584)	(5,096)
	$(5,188)	$(3,278)

For income tax purposes, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $13,825 (2001 - $9,811), which are available to offset income to specific entities of the consolidated group in future periods. The non-capital loss carry forwards expire at various times to the end of 2023. Of the non-capital losses carry forwards, $4,245 (2001 - $7,585) has been recognized in these consolidated financial statements.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

11. GOODWILL

	2002	2001
Balance, beginning of year	$37,739	$17,889
Business acquisitions (Note 5)	39,478	21,586
Amortization	-	(2,128)
Foreign exchange	586	392
Balance, end of year	$77,803	$37,739

12. BANK INDEBTEDNESS

Bank indebtedness consists of four revolving, operating loans secured by accounts receivable, inventory, and general security agreements. The revolving, operating loans are due on demand, restricted to specific margin requirements, limited to a maximum amount of $30,000, US $3,000, US $3,000 (reduced to US $1,633 subsequent to year-end), and Euros 350, and bear interest at prime plus 1.25% (revised to prime plus 4.25% subsequent to year-end), prime, prime plus 0.5%, and prime plus 4.0%, respectively. Interest expense during the year was $1,706 (2001 - $1,916). The total bank indebtedness, denominated in U.S. dollars, is US $4,295 (2001 - US $2,896). The total bank indebtedness denominated in Euros is Euros 229 (2001 - Euros nil).

13. BRIDGE LOAN

The bridge loan is due May 30, 2003, bears interest at prime plus 1.25% (revised to prime plus 4.25% subsequent to year-end), and is secured by a general security agreement providing a first charge on all assets of the Company and its subsidiaries.

14. LONG-TERM DEBT

	2002	2001
Capital loan, payable in quarterly principal payments of $1,000, bearing interest at prime plus 1.25% at December 31, 2002 (revised to prime plus 4.25% subsequent to year-end), and secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	$16,000	$20,000
Subordinated debt, due June 30, 2003, bearing interest at 10%, and unsecured by agreement with certain former shareholders of Diamond Products International, Inc.	3,129	-
Mortgage, payable in monthly payments of US $13 to begin April 30, 2003, matures on February 29, 2008, bearing interest at 6.5%, and secured by a first lien position on the subject real estate with a net book value of $1,228	1,124	-
Loan agreement, payable in monthly payments of US $25 beginning January 15, 2003, due December 15, 2003, bearing interest at U.S. bank prime plus 2%, and unsecured	477	-
Installment sale agreement, payable in monthly payments of US $4, maturing on July 31, 2011, bearing interest at 5%, and secured by the subject real estate with a net book value of $649	467	497
Promissory note, due and payable, bearing interest at 8%, and unsecured	394	796
Vehicle loans and leases payable, interest rates varying from 4% to 16%, due on dates ranging from March 31, 2003 to October 7, 2005, and secured by specific assets with a net book value of $440	340	377
Loan agreement, payable in monthly payments of US $2, matures December 1, 2003, bearing interest at LIBOR less 2%, and secured by subject property with a net book value of $20	46	113
Employment benefits payable	461	539
	22,438	22,322
Less current portion	20,325	5,002
	$2,113	$17,320

Under the terms of the capital loan, the Company is required to maintain certain financial covenants. As at December 31, 2002, the Company was in violation of certain of these covenants. As such, the entire $16,000 of the capital loan has been classified as a current liability.

The bridge loan (Note 13), which is classified entirely as a current liability due to its repayment date, is subject to the same financial covenants as the capital loan and is, therefore, also in violation of certain of the financial covenants.

Employment benefits are termination benefits payable to Venezuelan, Bolivian, and U.A.E. employees as required under contract and statute. The Company is required to accrue the entire amount for benefits payable upon termination of the employment contract that legally corresponds to the Company's workers as an acquired right calculated according to collective employee contract and local labour laws.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

The total long-term debt, denominated in U.S. dollars, is US $3,757 (2001 - US $1,063).

Interest on long-term debt during the year amounted to $2,352 (2001 - $1,121).

Assuming payment of the capital loan is not demanded, the aggregate principal repayments required to meet these obligations in each of the next five years are as follows:

2003	$8,325
2004	4,278
2005	4,173
2006	4,151
2007	1,511

15. CAPITAL STOCK

Authorized

Unlimited Class A voting, common shares without nominal or par value

Unlimited Class B non-voting, common shares without nominal or par value

Changes in the Company's common shares outstanding during 2002 and 2001 are as follows:

	2002		2001	
	Number	Amount	Number	Amount
Common Shares				
Class A common shares				
Balance at beginning of year	23,607,968	$108,277	19,656,067	$75,572
Stock options exercised	134,086	412	101,500	159
Warrants exercised	212,082	1,091	41,000	221
Public offering (a)	3,450,000	23,642	-	-
Issued pursuant to acquisition (Note 5)	126,467	1,159	3,809,401	32,325
Balance at end of year	27,530,603	134,581	23,607,968	108,277
Warrants				
Balance at beginning of year	280,082	-	-	-
Granted	-	-	321,082	-
Issued pursuant to acquisition (Note 5)	121,535	808	-	-
Exercised	(212,082)	-	(41,000)	-
Balance at the end of year	189,535	808	280,082	-
		$135,389		$108,277

There are no outstanding Class B common shares.

(a) On December 19, 2002, the Company completed an offering consisting of 3,450,000 Class A common shares at a price of $7.15 per share, resulting in total gross proceeds of $24,668. Expenses of the share issue, net of future income taxes of $659, amounted to $1,026. Net proceeds to the Company of $23,642 were used primarily to pay down a portion of the bridge loan used to purchase Diamond Products International, Inc.

Changes in the Company's share purchase warrants outstanding during 2002 and 2001 are as follows:

	2002		2001	
	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding, beginning of year	280,082	$5.20	-	-
Granted	121,535	2.57	321,082	5.22
Exercised	(212,082)	5.15	(41,000)	5.39
Outstanding, end of year	189,535	$3.57	280,082	$5.20

NQL DRILLING TOOLS INC.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

15. CAPITAL STOCK (continued)

At December 31, 2002, all outstanding warrants were completely vested and expire on dates ranging from April 2003 to December 2011.

Stock-based compensation plan

The Company maintains an Employee, Director, and Consultant Stock Option Plan under which the Company may grant options for up to 2,500,000 shares of Class A common stock of the Company at an exercise price equal to the market price of the Company's stock at the date of grant. Options awarded are exercisable for a period of ten years and vest immediately unless alternative vesting requirements are determined at the time of issuance.

A summary of the status of the Company's stock option plan as at December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2002		2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	849,515	$6.53	858,015	$5.83
Granted	173,500	7.80	94,000	7.64
Exercised	(134,086)	3.07	(101,500)	1.89
Cancelled or expired	(18,100)	9.62	(1,000)	7.00
Outstanding, end of year	870,829	$7.25	849,515	$6.53

The following table summarizes information about stock options outstanding as at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding Dec. 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable Dec. 31, 2002	Weighted Average Exercise Price
$1 - $6	202,000	4.47 years	$3.90	202,000	$3.90
$6 - $9	566,829	7.50 years	7.68	500,329	7.66
> $9	102,000	5.52 years	11.54	94,500	11.71
$1 - $13	870,829	6.57 years	$7.25	796,829	$7.18

Pro forma accounting for stock-based compensation

Effective January 1, 2002, the CICA recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company has elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the Company was not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

If compensation costs for options for common shares of the Company, issued on or after January 1, 2002, had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

Net loss applicable to common shareholders, as reported	$5,877
Pro forma net loss applicable to common shareholders	6,525
Net loss per common share, as reported - basic	(0.24)
Net loss per common share, as reported - diluted	(0.24)
Pro forma net loss per common share - basic	(0.27)
Pro forma net loss per common share - diluted	(0.27)

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.38%, an average life of five years, and a volatility of 53.14%. The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

16. CUMULATIVE TRANSLATION ADJUSTMENTS

	2002	2001
Balance, beginning of year	$6,053	$2,251
Net exchange gain for the year	1,204	3,802
Balance, end of year	$7,257	$6,053

The change in cumulative translation adjustments is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. Included in the net exchange gain is a gain of $116 related to future income taxes.

17. COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to capital expenditures of $353 (2001 - $694) and to future payments under operating leases and employment contracts as follows:

2003	$7,541
2004	5,306
2005	3,116
2006	2,319
2007	1,459

Contingencies

A claim for $25 million and $15 million each have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible, at this time, to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

A claim for $1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that evaluation of this claim is indeterminable at this time.

A claim for US $1.5 million has been made against the Company for damages plus costs. It is not possible, at this time, to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

The Canada Customs and Revenue Agency (CCRA) is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. The Company anticipates that this matter will go before competent authority, comprised of representatives of the CCRA and Internal Revenue Service of the United States. Although such matters cannot be predicted with certainty, management strongly believes that the outcome will not have a material adverse financial effect on the Company.

18. INTEREST EXPENSE

	2002	2001
Interest on long-term debt	$2,352	$1,121
Other	3,190	2,415
	$5,542	$3,536

19. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution employee benefit plan covering a significant number of its employees. Depending on length of employment and plan participation, the Company either matches 50% or 100% of individual employee contributions to a maximum of fifteen hundred dollars per year. Employer matching contributions totalled $256 for the year ended December 31, 2002 (2001 - $218).

20. RELATED PARTY TRANSACTIONS

A certain director of the Company is also a partner in a legal firm that provided legal services to the Company in the amount of $131 during the year (2001 - $55). These transactions took place at normal commercial rates and terms.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

21. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable and other like amounts that will result in future cash receipts, as well as accounts payable and accrued liabilities, borrowings, and other like amounts that will result in future cash outlays.

Interest rate risk

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk. For 2002, a 1% increase or decrease in interest rates would have reduced or increased earnings before income taxes by $683.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. However, the Company has a large number of customers, dispersed across many different geographical locations internationally, which minimizes concentration of credit risk. In addition, significant customers include large, well-established, publicly traded corporations. Concentration of credit risk, with respect to accounts receivable, is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company does not consider cash to be a credit risk as it does not maintain large cash balances in its foreign jurisdictions other than the United States.

Currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Fair value

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Therefore, fair values are based on estimates, using present value and other valuation techniques, that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

22. EARNINGS PER COMMON SHARE

In calculating earnings per common share under the treasury stock method, the numerator remains unchanged from the basic earnings per common share calculation, as the assumed exercise of the Company's stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per common share is as follows:

	2002	2001
Weighted average number of common shares outstanding - basic earnings per common share	23,990,324	22,113,584
Effect of dilutive securities	258,001	334,924
Weighted average number of common shares outstanding - diluted earnings per common share	24,248,325	22,448,508

For the year ended December 31, 2002, the effect of dilutive securities is anti-dilutive.

23. SEGMENTED INFORMATION

The Company's three operating divisions, Downhole Tools, Oilfield Services, and Manufacturing, have been determined based on the nature of the products produced and services provided. In 2002 management determined that the Manufacturing Division constituted a reportable segment and, as such, the 2001 comparative figures have been adjusted accordingly.

The Downhole Tools Segment comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (U.S. operations), as well as several other businesses. The Segment designs, manufactures, services, and markets downhole drilling motors, whipstocks, mills, EM MWD wireless guidance systems, drilling jars, shock subs, drilling bits, and a number of other downhole tools such as flex subs, bent housings, and swivels.

The Oilfield Services Segment provides specialized downhole fishing services through NQL's wholly owned subsidiary, CanFish Services Inc.

The Manufacturing Segment provides manufacturing and machining support to the other Segments, through NBJ Manufacturing Ltd. in Canada and NBJ Manufacturas Petroleras (Bolivia) S.A. in Bolivia. Although this Segment's products are sold primarily to other Segments in order to maintain margins, there are some revenues generated from third parties.

The accounting policies of the reportable segments are the same as those described in Note 4.

FOR THE YEAR ENDED DECEMBER 31st, 2002 (thousands of Canadian dollars, except per share data)

2002	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenue	$79,764	$14,348	$2,588	$96,700
Interest expense	5,482	3	57	5,542
Amortization	11,597	1,970	1,185	14,752
Income tax (recovery) expense				
Current	(5,522)	(82)	3,095	(2,509)
Future	662	(217)	(743)	(298)
Net (loss) income	(8,147)	1,033	1,237	(5,877)
Total assets	264,873	27,375	13,330	305,578
Capital expenditures	16,783	922	1,954	19,659
Goodwill	64,892	10,706	2,205	77,803

2001	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenue	$103,042	$18,990	$2,929	$124,961
Interest expense	3,475	1	60	3,536
Amortization	9,806	1,700	921	12,427
Goodwill amortization	1,423	595	110	2,128
Income tax expense (recovery)				
Current	7,472	1,856	2,781	12,109
Future	(2,526)	(112)	(1,099)	(3,737)
Net income (loss)	12,755	1,751	(986)	13,520
Total assets	196,761	26,594	13,424	236,779
Capital expenditures	15,898	2,290	1,278	19,466
Goodwill	24,828	10,706	2,205	37,739

The Company operates in the following geographical segments. Revenues are attributed to these geographical segments based on the country from which the product or service originates.

	2002	2001
Revenue		
Canada	$29,461	$42,010
United States	38,695	52,519
International	28,544	30,432
	$96,700	$124,961
Capital assets		
Canada	$44,206	$43,987
United States	45,753	37,130
International	24,804	22,093
	$114,763	$103,210
Goodwill		
Canada	$32,932	$33,013
United States	44,871	4,726
	$77,803	$37,739

DIRECTORS AND OFFICERS

Dean Livingstone
Chairman of the Board,
President and CEO

Michael Kennedy[1,4]
Director

Wally Kuchar[4]
Director

William N. Richards, Q.C.[3,4]
Director

Allan Sawin[2,3]
Director

Derek Martin[2,3]
Director

John King[2,4]
Director

Witold Gutter
Vice President & Secretary

Darren Stevenson
VP Finance & Chief Financial Officer

Raymond Livingstone
Vice President & General Manager
Black Max Downhole Tools Ltd.

1. Lead Director
2. Nominating and Succession Committee
3. Audit Committee
4. Compensation Committee

WORLDWIDE

Canada: Nisku, Alberta; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Alberta; Whitecourt, Alberta; Bonnyville, Alberta; Estevan, Saskatchewan.

U.S.: Houston, Texas; Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Parkersburg, West Virginia; Denver, Colorado.
Marketing and tool stocking facilities at Oklahoma City, Oklahoma and Traverse City, Michigan,
Diamond Products International, Inc. World Headquarters - Houston, Texas

International: Reynosa, Mexico, Ciudad Ojeda, Venezuela; Anaco, Venezuela; Barinas, Venezuela; Santa Cruz, Bolivia; Neuquen, Argentina, Akersloot, The Netherlands; St. James, Barbados; Dubai, United Arab Emirates; facilities in Perth, Australia and Loyang Crescent, Singapore are operated through a business associate and a joint venture, respectively.

For complete address and contact information see NQL's Website at www.nql.com

HEAD OFFICE

NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Toll Free: (800) 700-7942
Fax: (780) 955-3309

BANKER

Canadian Imperial Bank of Commerce
Edmonton, Alberta

AUDITORS

Deloitte and Touche, LLP
Edmonton, Alberta

LEGAL COUNSEL

Anfield, Sujir, Kennedy & Durno
Vancouver, British Columbia

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Suite 600, 333 - 7th Ave SW,
Calgary, Alberta T2P 2Z1
Telephone (403) 232-2400
Fax (403) 264-2100
For Change of Address / Lost Share Certificates / General Inquiries, please notify by mail, phone or fax.

INVESTOR INQUIRIES

Telephone: (780) 955-6460
Fax: (780) 955-3528
E-mail: investor.info@nql.com

Financial reports and additional information can be downloaded from the Investor Relations menu under www.nql.com

The Annual General Meeting webcast archive is available at www.nql.com and via Canada NewsWire at www.newswire.ca

NQL

DRILLING TOOLS inc.

NQL

DRILLING TOOLS inc.